

Mail Stop 3720

March 8, 2007

Keith Wong
Chief Executive Officer
Eastbridge Investment Group Corporation
2101 East Broadway St., Unit 30
Tempe, AZ 85282

> **RE:** **Eastbridge Investment Group Corporation**
> **Amendment no. 3 to Form 10-SB**
> **Filed February 27, 2007**
> **File No. 0-52282**

Dear Mr. Wong:

We have completed our review of your Form 10-SB and related filings and have no further comments at this time.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Christopher Dieterich, Esq.
       Philip K. Shin, Esq.
       Via Facsimile: (310) 312-6680